July 2, 2025

Daniel Moorhead
Chief Financial Officer
ZYNEX INC
9655 Maroon Circle
Englewood, CO 80112

        Re: ZYNEX INC
            Correspondence filed June 5, 2025
            File No. 001-38804
Dear Daniel Moorhead:

        We have reviewed your June 5, 2025 response to our May 21, 2025 comment letter and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.
If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Correspondence filed June 5, 2025
Recent Events, page 7

1. We have read your response to prior comment 3. Please provide a loss contingency disclosure in the financial statement footnotes that clearly states whether a liability has been accrued for the potential repayment of prior Tricare cash collections. See also
       ASC 450-20-50.
       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services